August 19, 2019

Fay Sien Goon
Chief Accounting Officer
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, CA 95054

       Re: ServiceNow, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-35580

Dear Ms. Goon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Russell Elmer